March 1, 2023

Charles F. McCain

Harbor Funds

111 South Wacker Drive, 34th Floor

Chicago, IL 60606

RE:	Contractual Advisory Fee Waivers – March 1, 2023 through February 29, 2024

Dear Mr. McCain:

In connection with our service as investment adviser to the specific Harbor funds listed below, we hereby agree to reduce our advisory fee with respect to each such Harbor fund until February 29, 2024 in the manner set forth below. This agreement may not be amended and shall automatically expire at the close of business on February 29, 2024 without further action by either party.

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Harbor Capital Appreciation Fund: We agree to reduce our advisory fee from 0.60% to 0.56% on assets between $5 billion and $10 billion, to 0.54% on assets between $10 billion and $20 billion and to 0.53% on assets over $20 billion.

•	Harbor Mid Cap Value Fund: We agree to reduce our advisory fee from 0.75% to 0.70% on assets between $350 million and $1 billion and to 0.65% on assets over $1 billion.

•	Harbor Global Leaders Fund: We hereby agree to reduce our advisory fee rate from 0.75% to 0.70%.

Please acknowledge your agreement with the foregoing as of the date set forth above by signing in the space provided below and returning an executed original to my attention.

HARBOR CAPITAL ADVISORS, INC.

By:	/s/ Erik D. Ojala
Erik D. Ojala, Executive Vice President

Agreed and Accepted

HARBOR FUNDS

By:	/s/ Charles F. McCain
Charles F. McCain, President

111 South Wacker Drive, 34th Floor | Chicago, Illinois 60606-4302

T 800-422-1050 | F 312-443-4444 | www.harborcapital.com